October 4, 2019

Steffen F reid
Chief Executive Officer and Chief Financial Officer
Hoegh LNG Partners LP
Wessex House, 5th Floor
45 Reid Street
Hamilton, HM 12 Bermuda

       Re: Hoegh LNG Partners LP
           Registration Statement on Form F-3
           Filed September 30, 2019
           File No. 333-234011

Dear Mr. F reid:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Catherine Gallagher